UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of FLEX LNG Ltd. (the “Company”), dated May 8, 2025, announcing the results of the Company’s 2025 Annual General Meeting.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022, the Company’s Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name: Knut Traaholt
Title: Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)
Date: May 9, 2025

Exhibit 99.1
FLEX – 2025 AGM Results Notification
FLEX LNG LTD. (the “Company”) advises that the 2025 Annual General Meeting of the Shareholders of the Company was held on 8 May 2025 at 14:00 hrs, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda. The audited consolidated financial statements for the Company for the year ended 31 December 2024 were presented to the Meeting.
In addition, the following resolutions were passed:
1     To set the maximum number of Directors to be not more than eight.
2. To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.
3. To re-elect Ola Lorentzon as a Director of the Company.
4. To re-elect Nikolai Grigoriev as a Director of the Company.
5. To re-elect Steen Jakobsen as a Director of the Company.
6. To re-elect Susan Sakmar as a Director of the Company.
7. To elect Mikkel Storm Weum as a Director of the Company.
8. To re-appoint Ernst & Young AS of Oslo, Norway, as auditor and to authorize the Directors to determine their remuneration.
9. To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2025.
10. Reduction of share premium account.
11. To approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorize the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

8 May 2025
The Board of Directors
FLEX LNG LTD.
Hamilton, Bermuda